File No. 069-00479

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2/A

Amendment No. 2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

CLECO CORPORATION
and
CLECO MIDSTREAM RESOURCES LLC

hereby file with the Securities and Exchange Commission, pursuant to Rule 2, their statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the “Act”), and submit the following information:

1.	Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Claimant, Cleco Corporation (Cleco), is incorporated under the laws of the State of Louisiana and is located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360. Cleco is a holding company under the Act. Cleco’s business is the holding of all of the outstanding capital stock or other equity interests of its subsidiaries.

Cleco has the following subsidiaries, all of which are located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360 unless otherwise noted:

A.	Cleco Power LLC (Cleco Power) is a limited liability company organized under the laws of the State of Louisiana. It is an operating electric public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in portions of north, central, south central and southeast Louisiana. Cleco Power supplies retail electric service and electric power for resale to approximately 265,000 customers. Cleco Power also engages in energy management services, a portion of which are conducted in the State of Mississippi.

B.	Claimant, Cleco Midstream Resources LLC (Cleco Midstream), a wholly owned subsidiary of Cleco, is organized under the laws of the State of Louisiana and serves as an intermediary holding company, with its subsidiaries engaged in wholesale generation project development, exempt wholesale generation, natural gas pipeline operations, and generation facilities operations and maintenance.

(1)	Acadia Power Holdings LLC (Acadia Holdings), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and serves as an intermediary holding company that owns a 50% interest in Acadia Power Partners LLC (Acadia Partners), which is an EWG. See Item 4.A.(2) below for additional information on Acadia Partners.

a.	Acadia Partners Pipeline LLC (Acadia Pipeline), a wholly owned subsidiary of Acadia Partners, is organized under the laws of the State of Louisiana and owns an intrastate natural gas pipeline connecting Acadia Partners’ natural gas-fired power plant to the interstate natural gas transmission grid.

(2)	Cleco Energy LLC (Cleco Energy), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Texas. Prior to November 2004, Cleco Energy was primarily engaged in the wholesale marketing of natural gas, as well as natural gas production, gathering and transmission. On September 15, 2004, Cleco Energy completed the sale of its oil and gas production properties and on November 16, 2004 completed the sale of its natural gas pipeline and marketing operations. Following these transactions, Cleco Energy no longer engages in any active business.

a.	DeSoto Pipeline Company, Inc. (Desoto), a wholly owned subsidiary of Cleco Energy, is incorporated under the laws of the State of Louisiana and historically was engaged in the ownership and operation of intrastate natural gas transmission pipelines. On November 16, 2004, DeSoto sold substantially all of its assets. Following this transaction, Desoto no longer engages in any active business.

b.	Four Square Production, LLC (Four Square), a wholly owned subsidiary of Cleco Energy, is organized under the laws of the State of Texas and historically was engaged in the ownership and operation of oil and natural gas producing wells. On September 15, 2004, Four Square sold substantially all of its assets. Following this transaction, Four Square no longer engages in any active business.

(3)	Cleco Generation Services LLC (Cleco Generation), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and is a services company that provides electric power plant operations and maintenance expertise to the power plant of Cleco Evangeline LLC (Cleco Evangeline). See Item 4.A.(1) below for additional information on Cleco Evangeline.

(4)	Cleco Marketing & Trading LLC (Cleco Marketing), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana. Cleco Marketing does not own or operate facilities for the generation, transmission, or distribution of electric or natural gas energy for sale. Prior to May 2003, Cleco Marketing provided energy management services. Currently, Cleco Marketing is inactive.

(5)	Perryville Energy Holdings LLC (Perryville Holdings), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and serves as an intermediary holding company. Its subsidiary, Perryville Partners, is a public-utility company. On January 28, 2004, Perryville Holdings and Perryville Partners filed voluntary petitions in the U.S. Bankruptcy Court for the Western District of Louisiana in Alexandria (Bankruptcy Court) for protection under Chapter 11 of the U.S. Bankruptcy Code. See Item 4.A.(3) below for additional information on Perryville Partners.

a.	Perryville Energy Partners LLC (Perryville Partners) is a limited liability company organized under the laws of the State of Delaware. It is an electric utility company that provides interconnection service in Louisiana. Prior to its sale of the Perryville generating plant to Entergy Louisiana, Inc. (ELI), Perryville Partners was an EWG.

(6)	CLE Intrastate Pipeline Company LLC (CLE Pipeline), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana. CLE Pipeline operates an intrastate natural gas transmission pipeline connecting Cleco Evangeline’s natural gas-fired power plant to the interstate natural gas transmission grid. See Item 4.A.(1) below for additional information on Cleco Evangeline.

C.	Cleco Support Group LLC, a wholly owned subsidiary of Cleco, is organized under the laws of the State of Louisiana and provides joint and common administrative support services to Cleco and its affiliates in the areas of information technology; finance, cash management, accounting and auditing; human resources; corporate communications; project consulting; risk management; strategic and corporate development; legal, ethics and compliance; and other administrative services. It also provides electric power plant operations, maintenance, and engineering expertise to Cleco Power’s, Cleco Evangeline’s and Acadia Partners’ power plants and potentially to other generation owners, such as utilities, EWGs, rural electric cooperatives, municipal electric systems, and manufacturing industries with plant site generation.

D.	CLE Resources, Inc. (CLE Resources), a wholly owned subsidiary of Cleco, is incorporated under the laws of the State of Delaware and is located at 1105 N. Market Street, Suite 1300, Wilmington, Delaware 19801. CLE Resources was established as a vehicle to invest in non-utility ventures, but is currently inactive.

E.	Cleco Innovations LLC (Cleco Innovations), a wholly owned subsidiary of Cleco, is organized under the laws of the State of Louisiana and serves as an intermediary holding company.

(1)	Cleco ConnexUs LLC, a wholly owned subsidiary of Cleco Innovations, is organized under the laws of the State of Louisiana and is currently inactive.

(2)	Diversified Lands LLC, a wholly owned subsidiary of Cleco Innovations, is organized under the laws of the State of Louisiana. Its sole function is to manage and develop real estate property.

(3)	UTS, LLC, a wholly owned subsidiary of Cleco Innovations, is organized under the laws of the State of Louisiana and is currently inactive.

(i)	STUCO Innovations, Inc. a wholly owned subsidiary of UTS, LLC, is organized under the laws of the State of Alabama and is currently inactive.

2.	A brief description of the properties of claimants and each of their subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimants and their subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

A.	Cleco does not own any property used for the generation, transmission, or distribution of electric energy for sale, or for the production, transmission or distribution of natural or manufactured gas.

B.	As of December 31, 2004, Cleco Power owned electric generating facilities with an aggregate net capacity of approximately 1,359 megawatts (MW). Cleco Power’s ownership interests in generation facilities, which it uses to serve its retail customers and to make wholesale sales of electric energy, are as follows:

Generating
Facility	Location	% Ownership	MW Owned
Dolet Hills	Mansfield, LA	50	325
Franklin	Franklin, LA	100	7
Rodemacher #1	Lena, LA	100	440
Rodemacher #2	Lena, LA	30	157
Teche	Baldwin, LA	100	430

As of December 31, 2004, Cleco Power also owned an electric transmission system (69 Kilovolts (kV) and above) of approximately 1,210 circuit miles, including 21 miles of 69 kV lines; 661 miles of 138 kV lines; 461 miles of 230

kV lines; and 67 miles of 500 kV lines, and an electric distribution system of approximately 11,202 circuit miles, including 3,347 circuit miles of 34.5 kV lines. Electric substation capacity associated with the above-described electric system consisted of 222 distribution substations with a total installed transformer capacity of 1,901 Megavolts — ampere (MVa) and 70 transmission substations with a total installed transformer capacity of 9,103 MVa. The electric generating stations and substations, transmission and distribution systems, general office building, central warehouse, regional customer service offices/centers, and call center are all located in Louisiana.

As of December 31, 2004, Cleco Power did not own any properties for the production, transmission or distribution of natural or manufactured gas.

C.	Perryville Partners owns interconnection facilities located in Ouachita Parish, Louisiana, that are used to connect the Perryville generating plant to the ELI transmission system. The interconnection facilities are comprised of generator step-up transformers and related structures and protective equipment used to transform the voltage of electric energy from the Perryville generation plant to 500kV for delivery to the ELI transmission system.

Perryville Partners does not own any properties for the production, transmission or distribution of natural or manufactured gas.

3.	The following information for the last calendar year with respect to claimants and each of their subsidiary public utility companies:

A.	Number of kWh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

	Electric	Gas
Cleco	None	None
Cleco Midstream	None	None
Perryville Partners[1]	None	None
Cleco Power	10,049,492,000	None
State of Sale	Louisiana	None
Revenue from Sale	$711,751,353	None

B.	Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

[1]	During calendar year 2004, Perryville Partners was an EWG; it accordingly had no sales as a public-utility company.

	Electric	Gas
Cleco	None	None
Cleco Midstream	None	None
Perryville Partners[2]	None	None
Cleco Power	None	None

C.	Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

	Electric	Gas
Cleco	None	None
Cleco Midstream	None	None
Perryville Partners[3]	None	None
Cleco Power	144,289,000	None
State of Sale	Mississippi	None
Revenue from Sale	$10,252,454	None

D.	Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line

	Electric	Gas
Cleco	None	None
Cleco Midstream	None	None
Perryville Partners[4]	None	None
Cleco Power	None	None
State of Purchase	None	None
Cost from Purchase	None	None

[2]	See footnote 1.

[3]	Ibid.

[4]	Ibid.

4.	The following information for the reporting period with respect to claimants and each interest they hold directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

(1)	Cleco Evangeline, a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and owns a 775-MW electric generation facility. Commercial operation of the facility began in 2000. Cleco Evangeline has entered into a Capacity Sale and Tolling Agreement with Williams Power Company, Inc. (Williams), whereby, for 20 years Williams will supply the natural gas needed to fuel the plant and has the right to own, dispatch, and market the electricity produced by the facility. Cleco Evangeline collects a fee from Williams for operating and maintaining the facility. Cleco Evangeline’s generation facility is located in central Louisiana at 2180 St. Landry Hwy., St. Landry, Louisiana 71367.

(2)	Acadia Partners, owned 50% by Acadia Holdings, is organized under the laws of the State of Delaware and owns a 1,160-MW electric generation facility. Commercial operation of Power Blocks 1 and 2 (580 MW each) of the facility commenced on July 1, 2002, and August 2, 2002, respectively. Acadia Partners has entered into two Capacity Sale and Tolling Agreements with Calpine Energy Services, L.P. (Calpine) for each of the respective Power Blocks, whereby, Calpine will supply the natural gas needed to fuel the plant and will own, dispatch, and market the plant’s output until 2022. Acadia Partners collects a fee from Calpine for the reserved capacity of each Power Block. Acadia Partners’ generation facility is located in southwest Louisiana at 30385 Crowley-Eunice Hwy., Eunice, Louisiana 70535.

(3)	Perryville Partners, which was an EWG in calendar year 2004, but which is now a public-utility company, is a wholly owned subsidiary of Perryville Holdings. It is organized under the laws of the State of Delaware. As an EWG, it owned and operated a 718-MW natural gas-fired power plant (Perryville Facility). The Perryville Facility is located in northeast Louisiana at 11140 Highway 165 North, Sterlington, Louisiana 71280.

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

(1)	Cleco Evangeline is a wholly owned subsidiary of Cleco Midstream, which is a wholly owned subsidiary of Cleco.

(2)	Acadia Partners is owned 50% by Acadia Holdings, which is a wholly owned subsidiary of Cleco Midstream, which is a wholly owned subsidiary of Cleco.

(3)	Perryville Partners[5] is a wholly owned subsidiary of Perryville Holdings, which is a wholly owned subsidiary of Cleco Midstream, which is a wholly owned subsidiary of Cleco.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     Cleco is not an EWG or a foreign utility company, but does hold an indirect interest in two companies (Cleco Evangeline and Acadia Partners) that are authorized EWGs as defined in the Act. Cleco also holds an indirect interest in Perryville Partners, which was an EWG in calendar year 2004. Cleco’s indirect interest is in the form of an investment of $94.3 million in Cleco Midstream, a holding company with direct interest in Cleco Evangeline and an indirect interest through wholly owned subsidiaries in Acadia Partners and Perryville Partners.

    Financing documents, providing for debt or equity financing of Cleco Evangeline and involving Cleco or its affiliates, are as follows:

(1)	If Cleco Evangeline fails to perform certain obligations under its tolling agreement, Cleco will be required to make payments to the tolling agreement counterparty, Williams. Cleco’s obligation under the Cleco Evangeline commitment is in the form of a standby letter of credit from investment-grade banks and is limited to $15.0 million. The letter of credit for Cleco Evangeline is expected to be renewed annually until the year 2020.

     Financing documents, providing for debt or equity financing of Acadia Partners and involving Cleco or its affiliates, are as follows:

(1)	If Acadia Partners cannot pay the contractor that built the plant, Cleco will be required to pay 50% of the total for the current contractor’s amount outstanding. Cleco’s obligation under the Acadia Partners’ arrangement is in the form of a guarantee. As of December 31, 2004, Acadia Partners had

[5]	Perryville Partners was an EWG in calendar year 2004.

made the final retainage payment to the contractor thereby terminating the Cleco guarantee.[6]

     Other financial obligations for which there is recourse to Cleco or its affiliates is as follows:

(1)	Cleco provided guarantees to the buyers of the assets of Cleco Energy for the payment and performance of the indemnity obligations of Cleco Energy. The aggregate amount of the guarantees is $1.4 million. The last of the guarantees terminates in November 2009.

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period.[7]

			Perryville
	Cleco Evangeline	Acadia Partners	Partners
Long-term debt	$197,832,000	$—	$98,650,000
Equity	$3,298,864	$475,147,141	$(7,987,554)
Net Income (Loss)	$12,530,431	$41,304,045	$(6,057,990)

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s). [8]

All of the following contracts (1 - 11) pertain to the generation facilities of Cleco Evangeline specified in item 4.A.(1) above.

(1)	Operation and Maintenance Agreement, between Cleco Evangeline and Cleco Generation, pursuant to which Cleco Generation provides operation and maintenance services to Cleco Evangeline, as operator. Cleco Evangeline is to pay Cleco Generation for all actual costs for (i) labor, (ii) materials, consumables and repair parts, (iii) certain taxes paid by Cleco Generation under this agreement, (iv) payments to subcontractors or other service providers, (v) engineering and technical services that Cleco Evangeline requests and that are provided by Cleco Generation and (vi)

[6]	Perryville Partners was an EWG in 2004, but ceased to be an EWG as of the sale of the Perryville generating plant to ELI.

[7]	Ibid.

[8]	Ibid.

additional reasonable overhead expenses fairly allocated to services provided by Cleco Generation. Payments by Cleco Evangeline to Cleco Generation for the year ended December 31, 2004 for services provided under this agreement totaled $2,470,799.

(2)	Guaranty of Operation and Maintenance Agreement, between Cleco and Cleco Evangeline, pursuant to which Cleco guarantees to Cleco Evangeline Cleco Generation’s performance obligations under the Operation and Maintenance Agreement.

(3)	Gas Transportation Agreement, between Cleco Evangeline and CLE Pipeline pursuant to which CLE Pipeline is to transport Cleco Evangeline’s natural gas fuel requirements via CLE Pipeline’s lateral transmission pipelines from nearby interconnections with third party mainline transmission pipelines. The transportation rate consists of a monthly demand charge plus a commodity charge per million British thermal units (MMBtu) of natural gas delivered. Payments by Cleco Evangeline to CLE Pipeline for the year ended December 31, 2004 for services provided under this agreement totaled $824,486.

(4)	Guaranty of Gas Transportation Agreement, between Cleco and Cleco Evangeline, pursuant to which Cleco guarantees CLE Pipeline’s performance obligations under the Gas Transportation Agreement.

(5)	Interconnection Agreement, between Cleco Evangeline and Cleco Power, pursuant to which Cleco Evangeline’s generation facilities are interconnected to Cleco Power’s adjacent transmission facilities. Cleco Evangeline is obligated to construct, own, operate and maintain all the interconnection facilities and equipment on its side of the point of interconnection and Cleco Power is obligated to construct, own, operate, and maintain the interconnection facilities and equipment on its side of the point of interconnection. Pursuant to this agreement, Cleco Evangeline has reimbursed Cleco Power its construction costs for these customer specific interconnection facilities.

(6)	Agreement for Electric Service, between Cleco Power and Cleco Evangeline, pursuant to which Cleco Power will make retail sales for a 10-year period to Cleco Evangeline pursuant to Cleco Power’s Louisiana Public Service Commission (LPSC) Rate Schedule GS and its Rider Schedule for Long-Term Economic Development Service, subject to approval by the LPSC. Payments by Cleco Evangeline to Cleco Power for the year ended December 31, 2004 for services provided under this agreement totaled $1,004,076.

(7)	Master Use Agreements for Transfer of Assets, Goods, and Services, between Cleco Evangeline and each of the following entities: Cleco, Cleco Power, CLE Pipeline, CLE Resources, Cleco Generation, Cleco Support

Group, Cleco Energy, Perryville Partners and Cleco Midstream, pursuant to which Cleco Evangeline and the counterparties agree that each will provide for the use by and benefit of the other party any assets, goods, and services that they mutually agree upon. Depending upon the types of property transferred, the transferee pays the transferor the fair market value, fully loaded cost or list price for any assets, goods or services. Payments by Cleco Evangeline to affiliates for the year ended December 31, 2004 for services provided under this agreement totaled $12,894,368.

(8)	Human Resources Master Services Agreements, between Cleco Evangeline and each of the following entities: Cleco, Cleco Power, CLE Pipeline, CLE Resources, Cleco Generation, Cleco Support Group, Cleco Energy, Perryville Partners and Cleco Midstream, pursuant to which Cleco Evangeline may agree to designate certain of its employees to provide services for the counterparty and/or the counterparty may agree to designate certain of its employees to provide services for Cleco Evangeline. The party borrowing the employees is required to pay the loaning party the aggregate labor charges attributable to the loaned employees, which includes direct payroll costs, employee salaries, and benefits, as well as a share of departmental expenses. Payments for the services provided under this agreement are included in the amount shown above in item 4.E.(7).

(9)	Consents to Assignment to Lenders, among Cleco Evangeline, Bank One (the Collateral Agent), and each of Cleco, Cleco Power, CLE Pipeline, Cleco Midstream, Cleco Generation and CLE Resources, pursuant to which those parties consent to the collateral assignment of all the foregoing agreements by Cleco Evangeline to the Collateral Agent to secure Cleco Evangeline’s financing.

(10)	Act of Assignment and Assumption of Leases and Servitudes and Sale of Movables, between Cleco Power and Cleco Evangeline, pursuant to which Cleco Power assigned to Cleco Evangeline multiple long-term leases that provide for the use of the cooling canal and lakes utilized for water discharged from the generation facilities.

(11)	Act of Lease between Cleco Power and Cleco Evangeline, pursuant to which Cleco Power leased to Cleco Evangeline certain property for use as general office space and unreserved parking space for $1,976 per month effective December 1, 2001, until December 31, 2003. The lease was renewed, at the same rate, until December 31, 2005. Payments by Cleco Evangeline to Cleco Power for the year ended December 31, 2004 for services provided under this agreement totaled $23,712.

     All of the following contracts (12-17) pertain to the generation facilities of Acadia Partners specified in item 4.A.(2) above.

(12)	Interconnection and Operating Agreement, between Acadia Partners and Cleco Power, pursuant to which Acadia Partners’ generation facilities are interconnected to Cleco Power’s adjacent transmission facilities and the transmission system of Entergy Services. Acadia Partners is obligated to construct, own, operate and maintain all the interconnection facilities and equipment on its side of the point of interconnections and Cleco Power is obligated to construct, own, operate, and maintain the interconnection facilities and equipment on its side of the point of interconnection. Pursuant to this agreement, Acadia Partners has reimbursed Cleco Power its construction costs for these customer specific interconnection facilities. For the year ended December 31, 2004, no services were provided under this agreement.

(13)	Agreement for Electric Services, between Cleco Power and Acadia Partners, pursuant to which Cleco Power will make retail sales for a 5-year period to Acadia Partners pursuant to Cleco Power’s LPSC Rate Schedule GS and its Rider Schedule for Long-Term Economic Development Service, subject to approval by the LPSC. For the year ended December 31, 2004, no services were provided under this agreement.

(14)	Service Agreement for Cleco Power LLC Ancillary Services, by and between Cleco Power and Acadia Partners, pursuant to which Acadia Partners can make wholesale or retail deliveries leaving Cleco Power’s control area, using another party’s transmission, without Cleco Power receiving compensation for such service under Cleco Power’s Open Access Transmission Tariff (OATT). In return, Cleco Power will charge Acadia Partners a fee of $.1233 per MWh for scheduling, system control and dispatch services for all transactions sourced from Acadia Partners’ generation facility and scheduled by Cleco Power. Payments by Acadia Partners to Cleco Power for the year ended December 31, 2004 for services provided under this agreement totaled $27,371.

(15)	Limited Guarantee, by Cleco in favor of Acadia Partners, whereby if Acadia Partners cannot pay the contractor who built its plant, Cleco will be required to pay 50% of the current amount outstanding. The final payment to the contractor was made in July 2004. As of December 31, 2004, Cleco had no further obligations under this agreement.

(16)	Master Use Agreements for Transfer of Assets, Goods, and Services, between Acadia Partners and each of the following entities: Cleco, Cleco Power, CLE Pipeline, CLE Resources, Cleco Generation, Cleco Support Group and Cleco Midstream, pursuant to which Acadia Partners and the counterparties agree that each will provide for the use by and benefit of the other party any assets, goods, and services that they mutually agree upon. Depending upon the types of property transferred, the transferee pays the transferor the fair market value, fully loaded cost or list price for any assets, goods or services. Payments by Acadia Partners to affiliates for the year ended December 31, 2004 for services provided under this agreement totaled $366,285.

(17)	Human Resources Master Services Agreements, between

Acadia Partners and each of the following entities: Cleco, Cleco Power, CLE Pipeline, CLE Resources, Cleco Generation, Cleco Support Group and Cleco Midstream, pursuant to which Acadia Partners may agree to designate certain of its employees to provide services for the counterparty and/or the counterparty may agree to designate certain of its employees to provide services for Acadia Partners. The party borrowing the employees is required to pay the loaning party the aggregate labor charges attributable to the loaned employees, which includes direct payroll costs, employee salaries, and benefits, as well as a share of departmental expenses. Payments by Acadia Partners for services provided under this agreement for the year ended December 31, 2004 are included above in item 4.E.(16).

The above-named claimants have caused this statement to be duly executed on their behalf by their authorized officers on this 29th day of June 2005.

Cleco Corporation
By:	/s/ R. Russell Davis
R. Russell Davis
Vice President & Chief Accounting Officer

Cleco Midstream Resources LLC
By:	/s/ Samuel H. Charlton III
Samuel H. Charlton III
Senior Vice President & Chief Operating Officer

Corporate Seal

Attest:

By:	/s/ Judy P. Miller

Judy P. Miller
Corporate Secretary

     Name, title, and address of officers to whom notices and correspondence concerning this statement should be addressed:

R. Russell Davis	With Copy to:
Vice President & Chief	Adam Wenner
Accounting Officer	Chadbourne & Parke LLP
Cleco Corporation	1200 New Hampshire Avenue, NW
2030 Donahue Ferry Road	Washington, DC 20036
Pineville, LA 71360	Phone: (202) 974-5600
Phone: (318) 484-7400	Fax: (202) 974-5672
Fax: (318) 484-7540

Samuel H. Charlton, III	With Copy to:
Senior Vice President &	Timothy S. Taylor
Chief Operating Officer	Baker Botts L.L.P.
Cleco Midstream Resources LLC	One Shell Plaza
2030 Donahue Ferry Road	910 Louisiana
Pineville, LA 71360	Houston, TX 77002-4995
Phone: (318) 484-7400	Phone: (713) 229-1184
Fax: (318) 484-7739	Fax: (713) 229-7784

EXHIBIT A

     A consolidating statement of income and surplus of the claimants and their subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimants and their subsidiary companies as of the close of such calendar year.

     See attached statements labeled EXHIBIT A-1 — A-4

EXHIBIT B

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

     See attached statement labeled EXHIBIT B.